UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-5418

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 27, 2004.

2.	Statements of Net Assets Available for Benefits as of February 29, 2004 and February 28, 2003.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended February 29, 2004.

4.	Notes to Financial Statements for the Fiscal Years Ended February 29, 2004 and February 28, 2003.

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

DATE: August 27, 2004	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Pamela K. Knous
Pamela K. Knous Executive Vice President and Chief Financial Officer

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Financial Statements

February 29, 2004 and February 28, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the “Plan”) as of February 29, 2004 and February 28, 2003, and the related statement of changes in net assets available for benefits for the fiscal year ended February 29, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2004 and February 28, 2003, and the changes in net assets available for benefits for the fiscal year ended February 29, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota

August 27, 2004

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

February 29, 2004 and February 28, 2003

	2004	2003
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$570,191,775	433,216,687
Contributions receivable from participants	637,161	261,755
Contributions receivable from employer	8,772,115	1,014,463
Liabilities:
Expenses payable	(207,843)	(482,872)

Net assets available for benefits	$579,393,208	434,010,033

See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 29, 2004

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust:	$130,263,577

Contributions:
Employer	15,343,443
Participants	38,858,201

54,201,644

Total additions	184,465,221

Deductions:
Distributions to participants	(36,769,441)
Administrative expenses	(2,590,784)

Total deductions	(39,360,225)

Transfers from other plans	603,666
Transfers to other plans within the 401(k) Master Trust, net	(325,487)

Net increase	145,383,175

Net assets available for benefits:
Beginning of year	434,010,033

End of year	$579,393,208

See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(1)	Summary Description of the Plan

The following description of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). Effective March 1, 1999, plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. In addition, employees are automatically enrolled with a 2% contribution in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU that they will not participate.

The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 30% of their recognized compensation to the Plan. Prior to March 1, 2002, employee contribution rates were 2% to 15%. Employee contributions are limited by the Internal Revenue Service limitation of $13,000, $12,000, and $11,000 in calendar 2004, 2003, and 2002, respectively. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 75% of the first 5% of a participant’s contribution may be made by SUPERVALU, depending upon the performance of the Company and each profit center. Discretionary contributions to the SUPERVALU Common Stock Fund were $8,644,591 for the plan year ended February 29, 2004. The contribution was made in SUPERVALU stock with a fair market value of $8,644,591. Except in the case of death, disability, or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the plan year and employed on the last day of the plan year.

All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of nonvested amounts totaling $729,234 were used to pay plan expenses in fiscal 2004. Participant and employer matching contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

The Retirement Committee has an established a policy to merge the accounts of lost participants from terminated plans into the Plan. These transfers, along with other plan transfers, totaled $603,666 in fiscal 2004.

The accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust. Transfers to other plans within the 401(k) Master Trust of $325,487, reflect the net result of this activity in the Plan.

(Continued)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower’s total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest are repaid through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.00% to 10.50%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investments

Investment assets of the Plan are stated at current fair value. Investments in various funds within the 401(k) Master Trust represent the Plan’s pro rata share of the quoted market value of the funds’ net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses. In fiscal 2004, SUPERVALU did pay certain expenses on behalf of the Plan.

(Continued)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)	Trustee

On May 24, 2002, Bank of New York (the Trustee) was appointed the Trustee and custodian of the Plan’s assets by the Retirement Committee. Prior to May 24, 2002, Bankers Trust Company was the appointed Trustee and custodian of the Plan’s assets. The Plan’s assets were transferred to Bank of New York on August 1, 2002.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

(Continued)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

Fair values of investments in the 401(k) Master Trust are as follows:

	February 29, 2004	February 28, 2003
Investments at fair value:
Collective investment/mutual funds	$447,263,900	389,403,886
Common stock held by:
Equity funds	110,613,644	59,654,201
SUPERVALU Common Stock Fund	79,422,167	38,171,480
Cash and cash equivalents	7,061,371	4,598,893
Accrued income	464,477	456,043
Net settlements payable	(1,370,721)	(142,654)
Loans receivable from participants	16,557,038	15,646,739

	$660,011,876	507,788,588

Investment income for the 401(k) Master Trust for the fiscal year ended February 29, 2004 is as follows:

Net realized and unrealized appreciation in fair value of investments:
Collective investment/mutual funds	$97,701,605
Common stock	43,393,298

141,094,903

Interest	1,076,788
Dividends	3,192,550

Net investment income	$145,364,241

At February 29, 2004 and February 28, 2003, the Plan held 86.3% and 85.3%, respectively, of the total 401(k) Master Trust assets.

(Continued)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(5)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets:
SUPERVALU Common Stock Fund	$68,944,263	31,585,624
Contributions receivable	8,708,525	996,661

	$77,652,788	32,582,285

Change in net assets:
Contributions	$12,125,392	3,999,382
Interest and dividends	455,753	412,664
Net appreciation (depreciation)	40,762,579	(32,222,224)
Distributions to participants	(3,744,250)	(3,869,053)
Administrative expenses	(365,797)	(214,791)
Transfers to participant-directed investments	(4,163,174)	(9,268,670)

	$45,070,503	(41,162,692)

(6)	Federal Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated May 8, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.

(Continued)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	February 29, 2004	February 28, 2003
Net assets available for benefits per the financial statements	$579,393,208	434,010,033
Amounts allocated to withdrawing participants	(174,568)	(292,074)

Net assets available for benefits per Form 5500	$579,218,640	433,717,959

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended February 29, 2004:

Benefits paid to participants per the financial statements	$36,769,441

Add amounts allocated to withdrawing participants at February 29, 2004	174,568
Less amounts allocated to withdrawing participants at February 28, 2003	(292,074)

Benefits paid to participants per Form 5500	$36,651,935

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2004 and February 28, 2003, respectively, but not paid as of that date.